Invest in I am Like You Film

entertainment · independent film

A drama about the life and faith of a wolfdog in search of love and acceptance

IAMLIKEYOUFILM.COM · NEW YORK



Gandhi said, "The greatness of a nation can be judged by the way its animals are treated." I believe that we, as a society, must ensure that the animals in our care are treated humanely. I ultimately aspire to direct a film that evokes an audience's empathy and compassion inspiring the viewer to take action against the cruel treatment of animals.

Haik Kocharian Writer Director Producer @ I am Like You Film

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to invest in us...

1. A story of friendship between a wolfdog, Lucky, and a teenage boy, Sean, and the journey of Lucky in search of his best friend.
2. $100K invested. Approx. 75% of the film has been shot; funds raised herein will be used for the last leg of the production and postproduction.
3. The film has been registered with and is monitored by The Humane Society; whose representatives are on set during each animal scene.
4. Year-long and four-season production, which allows the boy and the wolfdog to grow older in real time and to build a genuine friendship.
5. This film is unique because of the multidimensional lead character, Lucky – a wolfdog capable of emotions such as love, longing, and loyalty.
6. Established long-term relationships within the community of Bozeman, Montana, hiring local actors, producers, animal trainers, and vendors.
7. With millions of national and global dog lovers, this film's market could be significant, attracting large audiences across the world.
8. A bold, message driven film, that pushes the boundaries of visual story telling.

The founder

MAJOR ACCOMPLISHMENTS

Haik Kocharian
Writer Director Producer
An award-winning photographer and New York Times Critic Pick filmmaker.

In the news

'Please Be Normal': Film Review
Let's hope that the lead performers' actual family relationship is in better shape than the one depicted in Haik Kocharian's debut feature. Starring Louis Cancelmi along with his real-life wife, Elisabeth
August 13, 2019 @ hollywoodreporter.com

Haik Kocharian
Haik Kocharian, an award-winning photographer and New York Times Critic Pick filmmaker, presents a concert symbolizing the development of an artist through the passage of time. Kocharian will perform his
August 13, 2019 @ publictheater.org

Review: 'Please Be Normal,' a Couple's Dawning Desperation
It takes courage to ask your partner "Are we happy?" - especially if, like Mary (Elisabeth Waterston), you're pregnant and your boyfriend, Victor (played by Ms. Waterston's husband, Louis Cancelmi), seems
March 19, 2018 @ nytimes.com

'Tibetan Monastic Community In Nepal' Comes Alive In Photographic Splendor
Photographer Haik Kocharian spent three weeks living among Tibetan monks and nuns in Nepal. These photographs tell his -- and their -- story. " Tibetan Monastic Community In Nepal" opens at New York's
October 15, 2014 @ huffpost.com

Downloads

I am Like You Film Proposal 9.2.19.pdf

I am Like You pilot and production photos.

I am Like You early pilot.


I Am Like You short scenes
from I am Like You Film Page

On set of I am Like You. The lead character of the wolfdog, Lucky, as a pup. She joined the cast during the film's initial production in March 2019. She was an instant film star.



On set of I am Like You. Lucky and Curtis Butterfield as Sean in March 2019. The two bonded instantly and are now the best of friends.



On set of I am Like You. Here is Lucky four months later on the set in July 2019. She has grown into a beautiful "teen" wolfdog, who is mischievous and funny. And still a film star.



On the set I am Like You. Curtis Butterfield as Sean, with Lucky. The film is being shot in the great state of Montana, which provides an ideal Americana backdrop to the story. The Big Sky country is truly breathtaking, adding to the rich tapestry of the film.



There is no sunset like that of Big Sky, Montana.



On the set I am Like You. This is our crew, our "film family." The production relies on the assistance and participation of the local Bozeman community, including Dr. Dan Butterfield, Shawna Lea, Troy Hyde, Meghan Riley, and many more. It will take a village to make this ambitious project!



PRODUCTION AND COMPLETION DATES
Approximate subject to change

PRODUCTION DATES	MARCH 2019 - JANUARY 2020
POST PRODUCTION DATES	JANUARY 2020 - JULY 2020
COMPLETION DATE	AUGUST - 2020

FILM FESTIVALS
Approximate subject to change

List of possible 2021 film festivals where the Company will consider submitting the film. If selected in any film festivals, the Company will attempt to secure distribution.

SOUTH BY SOUTHWEST	MARCH - 2021
TRIBECA FILM FESTIVAL	APRIL - 2021
CANNES FILM FESTIVAL	MAY - 2021
VENICE FILM FESTIVAL	AUGUST - 2021
TORONTO FILM FESTIVAL	SEPTEMBER - 2021
SUNDANCE FILM FESTIVAL	JANUARY - 2021

COMPARABLE SUCCESSFUL FILMS

The numbers shown here are for educational/reference purpose only and do not represent any projections of guarantees.

FILM	BUDGET	DOMESTIC	FOREIGN
WENDY AND LUCY (2008)	$200 K	$857 K	$327 K
AMORES PERROS (2000)	$2.0 M	$5.4 M	$15.5 M
BOYHOOD (2014)	$4.0 M	$25 M	$40 M


POSSIBLE SOURCES OF REVENUE
This chart provides examples for possible sources of revenue that I am Like You Film will explore.
COMPLETION OF THE FILM
PARTICIPATION IN FILM FESTIVALS
DIRECT SALE TO DISTRIBUTION COMPANY
Other Forms Of Distribution/Revenue
LIMITED THEATRICAL RELEASE
CABLE AND TV DISTRIBUTION
STREAMING PLATFORMS
AMAZON
NETFLIX
HULU
YOUTUBE

Investor Q&A

COLLAPSE ALL

What does your company do?

I am Like You Film, LLC has been formed as a single purpose New York limited liability company to serve solely as a vehicle for the production of the film, I am Like You. Haik Kocharian will serve as the film's writer, director, and supervising producer.

Where will your company be in 5 years?

The company aims to achieve success with the film at film festivals. The company will also strive for theatrical, television, and digital media distribution. Ultimately, we hope the film will encourage debate on the relevant topics of animal cruelty and assisted suicide for the terminally ill, among other topics. We also hope for commercial and critical success of the film.

Why did you choose this idea?

Gandhi said, "The greatness of a nation can be judged by the way its animals are treated." I believe that we, as a society, must ensure that the animals in our care are treated humanely. I ultimately aspire to direct a film that evokes an audience's empathy and compassion inspiring the viewer to take action against the cruel treatment of animals.

What would you do with the money you raise?

Monies raised during this offering will go toward the production and post-production of the film.

What makes I am Like You unique?

In the past decade, the science of understanding animal behavior has made big advances. We now know that animals are capable of deep emotions akin to humans such as love, longing, happiness, sadness, a sense of loss. It is with this new understanding that the film intends to portray the character of an animal as a complex and emotional being.

Additionally, thanks to the advancement in camera technology used in this film, it is now possible to film animals, in action, in the most intimate and visually appealing way in their natural habitat. As a fine art photographer, I would like to create a rich, visual tapestry to capture the audience as it follows the wolfdog.

A unique four-season production of the film allows the story to evolve in real time as the boy and the wolfdog grow a year older together.

When will the film be completed? When will it be screened/released?

Approximately late summer 2020. The planned release date is early 2021.

Which audiences will you target?

The Company plans to target a specialized audience, namely dog and animal lovers. The Company also plans to target audiences interested in the subjects of animal rights, assisted suicide, and children with behavioral issues.

What happens after the film is completed?

The company will work diligently to secure a premiere at a film festival in 2021. The company will also consider other channels of distribution such as domestic and international box office (theatrical); pay television (HBO / Showtime / others), and digital media, e.g., Netflix, Amazon, Hulu, Apple.

When are you expecting for the film to begin generating revenue?

We cannot guarantee or accurately predict when and if any revenue will be generated; however, traditionally, distribution happens during or after any festival run.

Why should I invest in I am Like You?

• Invest if you want to give financial support and potentially profit from a strong, bold, and thought-provoking film.

• You wish to be part of an exciting journey of filmmaking that pushes the boundaries of visual storytelling.

• You believe in the vision and long-term career development of the writer-director Haik Kocharian.

• You wish to create a legacy by supporting independent cinema with a relevant and timely message.

• You wish to invest in a film that hopes to inspire debate and discussion on the subject of animal cruelty, specifically that of our nearest companions, dogs.

• You've always wanted to financially support a film but did not know how.

• You understand the rewards associated with independent filmmaking.

• You love cinema and all that comes with it.

Is this investment risky? Can I lose all of my money?

The process of making this film will be challenging and not without financial risk. Filmmaking is art and not science. Monies invested in this film can be potentially lost. No one can guarantee a commercial success; however, the company will strive to create an emotionally and visually engaging film that will have many ingredients for mass appeal. Once completed, the company will work to bring the film to large audiences.

I invested through Wefunder. Do I get voting rights? Do I get a say in the creative process?

Wefunder investors do not receive voting rights.

All creative decisions will be made solely by the writer-director, Haik Kocharian.

How will this film make money?

It is impossible to predict the amount of revenue the film might generate, if any. Several possibilities of revenue include:
• A successful festival run.
• A direct one-time sale of the film to a distribution company.
• A sale to streaming companies, e.g., Apple, Amazon, Hulu, Netflix.
• A limited theatrical release.
• Cable and/or TV distribution.

What is a profit share and what do I get?

A profit share is a debt investment where the company pays you back a multiple of what you invested. In this case, if we are successful, we will pay you back twice what you invested. The method that we will use to pay you back is that you will receive a percentage of our adjusted net profit. So, if we receive $100,000 in investments in this offering, all the investors in this offering will collectively get 20% of our annual adjusted net profit (essentially our revenues less our expenses and taxes). Which means if you invest $5,000 you will be entitled to 1% of our adjusted net profit, and if you invest $500 you will be entitled to 0.1%. So if in 2021 we have $100,000 in adjusted net profit, by May 31, 2022, our investor who invested $5,000 will receive $1,000 and our investor who invested $500 will receive $100.

However, all this is not without some caveats. First, there is no guarantee that we will ever have adjusted net profit of $100,000 in one year or any adjusted net profit at all, and therefore you may never get all or any of your money back. Second, the payments end either when we pay you back in full or at the maturity date, May 31, 2030. Which means if you have not paid you back by then you will not be entitled to any additional payments from us. Please read our Form C and review our profit share agreement to find out more about the security that we are offering.

What if the film is a success, do I have the chance to enjoy that success?

The way our profit share agreement works is that you are entitled twice what you invested. The benefit of this investment is of course supporting the arts and our project but also if we are successful early on, you will get paid faster and therefore theoretically have a higher rate of return on your investment. However, at most you will receive is twice your investment. Therefore, if you invested $1000, even if we were to make one trillion dollars in 2021 (hint: this is really just for illustrative purposes and will never happen), you will at most receive $2000.